

September 22, 2010

Ms. Pamela Thompson
Chief Financial Officer
Consolidation Services, Inc.
2300 West Sahara Drive
Las Vegas, NV 89102

> **Re: Consolidation Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **File No. 333-142105**

Dear Ms. Thompson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2010

Note 8 – Acquisitions, page 13

1.   We note you followed FASB ASC 505-50, "Equity-Based Payments to Non-Employees" in determining the assets received for shares issued shall be measured at the fair value of the consideration received or equity instruments issued. Please explain to us in detail what factors were considered in determining the transaction was the acquisition of assets and that the asset acquisition should be recorded at the fair value of assets acquired. In your response, please address the following factors:

- The limited partnerships and corporation receiving shares were under common control prior to the transaction
- The change in control of the company as a result of the transaction

- Your determination that the transaction constituted the acquisition of assets as opposed to an acquisition of a business for accounting purposes. Please refer to FASB ASC 805-10-55.

2.   Please provide us a listing of the entities and individuals to whom shares were issued and the related number of shares issued. Please identify for us the controlling shareholder.

3.   You state the change in control resulted from your issuance of common shares to the owners of the assets acquired which equaled approximately 60% of the issued and outstanding shares at the time of the transaction. It is not clear how the issuance of common shares to the owners of eleven limited liability partnerships and one corporation represents a change in control. It appears the same entities control the assets through direct or indirectly ownership before and after the transaction, and that the assets were stepped up to or recorded at fair value after the transaction. Please advise us in detail the basis behind your accounting and revise your disclosure to clarify and identify the controlling shareholder.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

4.   Your discussion should not merely recite numeric dollar and percentage changes measured from period to period of various line items of the income statement. Please revise your discussion to address the underlying reasons for the changes including an analysis of the factors that caused these changes to occur. Quantify, for example, the effects of changes in prices and volumes and/or revenues from royalties. In this regard you state your source of revenues is from your oil and gas production and we note you acquired interests in 39 oil wells and 19 gas wells. Please refer to SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm.

5.   You state in the section you acquired interests in 39 oil wells whereas in Note 8 you state you acquired interests in 52 oil wells. Please revise this discrepancy as appropriate.

Exhibits

6.   Please file complete copies of material agreements, including all schedules and attachments. For example, please file the actual schedules to Exhibit 10.1, Asset Purchase Agreement, included with your Form 8-K filed April 7, 2010. Refer to Item 601(b)(10) of Regulation S-K.

7.   Please delete the title of the officer from the first sentence of each certification. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551- 3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief